SECURITIES AND EXCHANGE COMMISSION

      Washington, D.C. 20549

      Form 6-K

       Report of Foreign Issuer

       Pursuant to Rule 13a-16 or 15d-16 of
           the Securities Exchange Act of 1934

          for the period ended 03 March 2009

           BP p.l.c.
                 (Translation of registrant's name into English)

                 1 ST JAMES'S SQUARE, LONDON, SW1Y 4PD, ENGLAND
                    (Address of principal executive offices)

     Indicate  by check mark  whether the  registrant  files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F        |X|          Form 40-F
                         ---------------               ----------------

     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby  furnishing  the  information to the
     Commission  pursuant to Rule 12g3-2(b) under the Securities Exchange Act of
     1934.

Yes                            No        |X|
                         ---------------               ----------------

press release

March 3, 2009

BP REPLACES 2008 PRODUCTION BY 1
21
 PER CENT

AND
AIMS TO GROW ANNUAL OUTPUT THROUGH TO 2020

BP last year added 1.7 billion barrels of new oil and gas to its reserves base, a replacement ratio of 121 per cent, excluding acquisitions and divestments - the 15th successive year in which it has reported the replenishment of reserves by more than annual output
.

The company said today that it expected to be able to grow production through to 2013 from existing projects. With year-end 2008 reserves of 18.2 billion barrels and a resource base of 43.4 billion barrels, this growth could be maintained until 2020 without any further discoveries
.

At a total of 61
.
6 billion barrels of oil equivalent, BP's combined reserves and non-proved resources were
sufficient for 43 years of
production
 at the same rates as last year
.

Previewing BP's annual strategy presentation by the executive management team to the financial community in London today, chief executive Tony Hayward said the turnaround the company had achieved in the last 18 months gave it strong financial and operational momentum to face what will be a tough year in 2009
.

"We intend to meet the challenges of 2009 head on and, where possible, to turn them to our advantage
. Our strategy is an enduring one. We are delivering upstream growth and making good progress turning around our downstream business. The future has not been cancelled.
"
Our aim remains
 to strike the right balance for our shareholders between investing for the future, providing current returns via the dividend, and ensuring an appropriate and prudent level of gearing.

"Our view is that the right current ba
lance is both to continue paying
 the dividend and to maintain investment
 to grow the firm - and to use the capacity of our balance sheet while the industry cost structure adjusts."

Hayward
 said: "
We began our drive in 2007 to counter the cost inflation that had developed alongside rising oil prices. Our mantra is that every dollar counts and every seat counts and we are applying it with determination.

"As a result, we managed to halt the inflationary trend and to hold costs flat in 2008, despite the continued rise in oil prices for m ost of the year
.
 Our aim this year
 is to begin rolling back the inflationary trend

and

driv
e
 deflation into the business
.
We expect our costs to fall by around $2 billion in 2009
.
"

Predicting real opportunities for companies able and prepared to invest in readiness for the eventual economic upturn, Hayward said BP planned to keep this year's

cap
ital spend
 broadly in
line with 2008, at between $2
0
 billion and $2
1
 billion, with lower spending in
Refining &
Marketing and Alternative Energy
and maintaining investment in
Exploration & Production.

"The last few years have been a poor time to put capital on the balance sheet, but the next few may be a lot better," he said.

Highlighting the main areas of ongoing performance improvement, he said the downstream business had boosted its underlying profitability by some $2 billion in 2008, though this strong progress had been masked by the biggest decline in US refining margins relative to the rest of the world in more than 20 years.

"However, our
US
 refining system including
Texas City
 has now re-established full operation and we believe there is a good chance that our refining business will return to profitability in 2009
,
 after a $700 million loss last year. We also see further benefits from simplification, cost- efficiency and more competitive fuels value chains.

"TNK-BP reported a $700 million loss in the fourth quarter of 2008, mainly due to adverse tax lag effects, but in the market conditions experienced so far in this quarter we expect to see a return to profitability.

"Our upstream business
overall
is delivering good growth
, making BP the only supermajor to boost its production in 2008. Last year we said we expected to grow production to 2012 and that we could maintain it out to 2020 from existing projects. From existing projects we now expect to grow production to 2013
 and
 we have the potential for continued growth right out to 2020 at an average annual rate of between one and two per cent
.

"
Combined with our r
eserves replacement of 121 per cent, t
hat's a great record to be able to cite in this, our centenary year, because it suggests that BP has no
t
 lost
its traditional skill with the drill-bit,"
Hayward
 said.
 "And that's one of the many reasons why I believe
we can face the future
 with
 pride
, confidence and a
 renewed sense of purpose."

- ENDS -

Cautionary statement:
The reserve
s
 replacement ratio and reserves and resources information contained in this press release are on
a
 combined basis of subsidiaries and equity-accounted entities
.

This press release contains forward-looking statements particularly those regarding production growth; downstream turnaround; financial and operational momentum; positioning to meet future challenge; strategy; balance between investment, dividend and gearing; deflation; costs; capital expenditure; refining profitability; benefits of simplification, cost efficiency and competitive fuels value chains; and TNK-BP profitability
.
 By their nature, forward-looking statements involve risk and uncertainty and actual results may differ from those expressed in such statements depending on a variety of factors including the following: the timing of bringing new fields onstream; industry product supply; demand and pricing; operational problems; general economic conditions (including inflation); political stability and economic growth in relevant areas of the world; changes in laws and governmental regulations and quotas; exchange rate fluctuations; development and use of new technology; the success or otherwise of partnering; the actions of competitors; natural disasters and adverse weather conditions; changes in public expectations and other changes to business conditions; wars and acts of terrorism or sabotage
.
 For more information you should refer to our Annual Report and Accounts 2007 and our 2007 Annual Report on Form 20-F filed with the
US
 Securities and Exchange Commission
.

  SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BP p.l.c.
(Registrant)

Dated:   03 March 2009

/s/ D. J. PEARL
..............................
D. J. PEARL
Deputy Company Secretary